UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
VisuWall Technologies Inc. (f/k/a VisuWall Technologies, LLC)

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       November 12, 2015

Physical address of issuer
15 Park Row #18L, New York, NY 10038

Website of issuer
www.visuwall.com

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$364,132.62	$1,941.00
Cash & Cash Equivalents	$248,889.31	$1,941.00
Accounts Receivable	$106,709.50	$0.00
Short-term Debt	$67,126.85	$7,723.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$173,659.50	$202,664.00
Cost of Goods Sold	$125,100.16	$158,381.00
Taxes Paid	$0.00	$0.00
Net Income	-$253,275.11	$3,718.00

May 1, 2019

FORM C-AR

VisuWall Technologies Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "*Form C-AR*") is being furnished by VisuWall Technologies Inc., a Delaware corporation (the "*Company*," as well as references to "*we*," "*us*," or "*our*"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("*SEC*").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://visuwall.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 1, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure
This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its

industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

VisuWall Technologies Inc. (the "***Company***" or "***VisuWall***") is a Delaware corporation, formed on May 21, 2018. The Company was formerly known as VisuWall Technologies LLC. The Company was originally organized as a Delaware limited liability company on November 12, 2015.

The Company is located at 15 Park Row #18L, New York, NY 10038.

The Company's website is www.visuwall.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
VisuWall is a SaaS enabled b2b platform that optimizes vacant storefront windows with computer vision technology, generating traffic analytics and incremental revenue from advertisers for short-term use of the windows.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on May 21, 2018 and existed as an LLC since 2015. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be

made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved product and thus may be better equipped than us to develop and commercialize product These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors throughout the country because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the

need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Kobi Wu who is the Founder & Chief Executive Officer, since November 2015 to Present. The Company has or intends to enter into employment agreements with Kobi Wu although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kobi Wu or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to marketplace process and pricing algorithm the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.

The media industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our placements for advertising are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our product is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.

On 26 February 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II (common carrier) of the Communications Act of 1934 to Internet service providers. This new classification could cause additionaly costs in operating the business. Therefore, the FCC ruling and its consequences could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute advertisting content in traditional and digital formats and other content that meet the changing preferences of the broad domestic consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as media buying agencies, real estate brokers and other suppliers. Competition for popular content is intense, and we may have to increase

the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iii) new laws and regulations that prohibit or restrict certain types of advertisements; and (iv) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users for our content. Finally, if metrics for programmatic media are not standardized for outdoor, advertisers may not be willing to pay advertising rates that we suggest.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.
We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.
A disproportionate amount of our sales normally occurs during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell

and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include inventory management, payment processing, content and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from

entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.
It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not

develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation

of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as printers, digital screens and sensors to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not

to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products value-added resellers, publishers and retailers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party

products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

A majority of the Company is owned by a small number of owners.
The Company's current owners of 20% or more beneficially own up to 93.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
VisuWall is a SaaS enabled b2b platform that optimizes vacant storefront windows with computer vision technology, generating traffic analytics and incremental revenue from advertisers for short-term use of the windows.

Business Plan
VisuWall is a physical to mobile ad platform in the form of a marketplace that presents vacant storefront windows to brands and advertisers for smart in-window advertising. Each VisuWall location is embedded with computer vision sensors and mobile proximity technology providing real time measurement and 1:1 mobile connectivity with consumers along their journey. Landlords make incremental revenue and have access to footfall and mobile traffic information about each location listed with VisuWall. Brands are able to connect with consumers at eye level and aggregate data that details the effectiveness of the campaigns used through the VisuWall platform. Our initial strategy is licensing the windows for short-term use (4-8-12 weeks.) Over time, the aggregate of data from all of the locations on the platform becomes a valuable source for a variety of use cases including but not limited to advertising. VisuWall will continue to license unoccupied and available spaces for the purpose of advertising scaling the business with each geographic region that we service and market research.

History of the Business
The Company was originally formed as a Delaware limited liability company on November 12, 2015 under the name VisuWall Technologies, LLC. On May 21, 2018, the Company was converted to a Delaware corporation pursuant to a plan of conversion, approved and filed with the Delaware Secretary of State.

The Company's Products and/or Services

Product / Service	Description	Current Market
VisuWall SCAPES & SHEETS	Short term use of storefront windows used for advertising. Window takeovers	Brands, media buyers, advertisers looking for innovative ways to present their brand messaging.
VisuWall COUNTS	Combination of computer vision and geofencing technologies that aggregate traffic and engagement	Brands, media buyers, advertisers, property owners looking for ROI and/ or want to conduct market research.

We are currently working to refine our software infrastructure including pricing algorithm, analytical insights and analytics dashboard so that our analytics meet the needs of multiple constituents in within our target consumers on both sides of the marketplace - media and real estate.

VisuWall sells our solution to medium and large sized advertisers through our online platform and direct sales force. The Company also employs a couple of indirect distribution channels such as media sales consultants and third-party sales representatives.

Competition

The Company's primary competitors are JCDecaux, Appear Here, The Storefront, Space in the Raw.

We compete for media dollars against some of the largest out of home media companies i.e. Outdoor, Clearchannel etc. Our business is competitive to this group because we focus solely on eye level media leveraging underutilized space without the costs of infrastructure. We also compete with existing marketplaces that seek to engage landlords for short-term use - but our offering does not require build out, fosters recurring revenues and provide analytics that none of our competitors currently offer.

Supply Chain and Customer Base

Supply for VisuWall is primarily vacant storefronts. Our principal suppliers are landlords, owners, developers and operators of large institutional real estate holding companies. Vacancy period of commercial properties average 8-10% and have not yet reached a tipping point while retail struggles to reposition itself. In addition to the supply of vacant storefronts, we also have to engage printing companies that print, install and remove creative in each window. These costs are scalable with volume, and as we grow we are earning that competitive value. VisuWall's customers are advertisers - brands direct as well as media buying agencies/ representatives throughout the US.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
88017069	IC 035. US 100 101 102. G & S: Rental of advertising	VISUWALL	June 27, 2018	February 12, 2019	U.S.

space; rental of advertising space on interior portions of a building; rental of advertising space on building window				

Governmental/Regulatory Approval and Compliance
The Company is not dependent on any regulatory approvals.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other
The Company's principal address is 15 Park Row #18L, New York, NY 10038. The Company has no additional addresses. The Company conducts business in New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kobi Wu

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, Director & Chief Executive Officer; November 2015-Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Kobi has served as the Director and Chief Executive Officer of VisuWall since November 2015. Her responsibilities include: Executive Management, including hiring matters, capital raising, revenue growth and product management. Before this role, Kobi worked at Combs Enterprises, SVP Strategy & Creative 2014-2015 Superfly Presents, VP Group Accounts Strategy 2013-2014 Lyonshare Communications, Managing Director/ Brand Consultant, 2008-2013 Cornerstone Agency, Director of Events & Special Projects 2006-2008.

Education
Kobi graduated from University of California, Berkeley with a Bachelor of Arts in Architecture. Kobi continued her education at the Georgia Institute of Technology and achieved a Master of Business Administration degree at New York University.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kobi Wu

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, Director & Chief Executive Officer; November 2015-Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Kobi has served as the Director and Chief Executive Officer of VisuWall since November 2015. Her responsibilities include: Executive Management, including hiring matters, capital raising, revenue growth and product management. Before this role, Kobi worked at Combs Enterprises, SVP Strategy & Creative 2014-2015 Superfly Presents, VP Group Accounts Strategy 2013-2014 Lyonshare Communications, Managing Director/ Brand Consultant, 2008-2013 Cornerstone Agency, Director of Events & Special Projects 2006-2008.

Education
Kobi graduated from University of California, Berkeley with a Bachelor of Arts in Architecture. Kobi continued her education at the Georgia Institute of Technology and achieved a Master of Business Administration degree at New York University.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has one employee in New York, NY.

CAPITALIZATION AND OWNERSHIP

The Company is currently authorized to issue one million one hundred thousand (1,100,000) shares of Common Stock, par value of $0.00001 (the "***Common Stock***"), pursuant to the Certificate of Incorporation, filed on May 21, 2018 (the "***COI***").

The following is summary of the rights of our Common Stock as provided in our COI and By-laws (the "*By-laws*").

Common Stock

 Voting
 The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

 Quorum
The holders of a majority in interest of all stock issued, outstanding and entitled to vote at a meeting, present

in person or represented by proxy, shall constitute a quorum. When a quorum is present, any matter before the meeting shall be decided by vote of the holders of a majority of the shares of stock voting on such matter except where a larger vote is required by law, by the COI or by the Company's By-laws.

Protective Provisions

At any time when at least 300,000 shares of Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are held by Kobi Wu and/or VisuWall Interplay LLC (collectively, the "***Founders***"), the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, and make a number of decisions listed in the COI without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of each of the Founders (for so long as such Founder is a stockholder of the Company), given in writing or by vote at a meeting, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

Restriction on Transfers

If a stockholder of the Company (a "***Transferring Stockholder***") desires to sell, transfer or otherwise dispose of any stock of the Company owned by him, her or it (the "***Offered Stock***") to a third party pursuant to a bona fide offer of cash or indebtedness (a "***Voluntary Transfer***"), the Transferring Stockholder shall first deliver to the Company and to the Founders a notice of sale that sets forth the terms and conditions of such transaction (a "***Notice of Sale***"). Upon receipt of the Notice of Sale, the Company shall be entitled to purchase the Offered Stock at the price and on the terms specified in the Notice of Sale. If the Company does not elect to purchase all of the Offered Stock, then each Non-Transferring Stockholder shall be entitled to purchase all or a portion of his, her or its pro rata share of the Offered Stock for which the Company has not subscribed, at the price and on the terms specified in the Notice of Sale.

The Company has issued the following outstanding Securities:

Common Stock

On May 21, 2018, the Company authorized and issued an aggregate of one million (1,000,000) shares of Common Stock, for the aggerate proceeds of $0.00. In this transaction, the initial holders of membership interests in the Company's predecessor limited liability company were Kobi Wu (65 units), VI Founders, LLC (20 units), Peter Jankowski (3.75 units) and Joanne Jankowski (3.75 units). Upon conversion of the limited liability company to a Delaware corporation, the members were issued stock certificates in exchange for their membership interests, in the following amounts: Kobi Wu (702,703 shares of Common Stock), VI Founders, LLC (216,217 shares of Common Stock), Peter Jankowski (40,540 shares of Common Stock) and Joanne Jankowski (40,540 shares of Common Stock).

SAFE Offering

July 2018 SAFE Offering

On July 16, 2018, the Company issued a single simple agreement for future equity ("***SAFE Agreement***" or "***SAFE***") to XRC Fund VI, LLC in exchange for cash investments of $135,000.00 pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "***Securities Act***"). $100,000.00 of the proceeds have been distributed to the Company used for product development, team and marketing efforts, in proportions determined at the Company's management's discretion. $35,000.00 were held by XRC Labs LLC as fees for the lab program.

In the event of an Equity Financing, the SAFE automatically converts into the Company's preferred stock (this classification of stock has not yet been authorized or established) in an amount equal to six percent (6.0%) (the "***Stock Percentage***") of the Company's total number of issued and outstanding shares of all classes of capital stock, preferred and common, calculated on a parri passu basis with the purchasers of all shares in the Equity Financing. "***Equity Financing***" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of

Preferred Stock at a fixed pre-money valuation with an aggregate sales price of not less than $1,000,000 (excluding all subsequent convertible securities).

In the case of a liquidation event (either change of control or IPO), the instrument is convertible into either, at the option of holder: A) cash in the amount of the purchase amount of the SAFE; or B) the number of shares of Common Stock equal to the Stock Percentage. The SAFE agreement provides its holder with various additional protections, including an "MFN" provision, preferences over stockholders in a dissolution event for payment of the purchase amount and anti-dilution protections pursuant to a Pro Rata Rights Agreement contingency.

Currently, the SAFE offered for the aggregate amount of $135,000.00 has not been converted and remains outstanding.

The conversion of the SAFE may limit, dilute or qualify the Crowd SAFEs or conversion securities issued in the Crowd SAFE Offering as a result of certain purchase rights granted to its holder. See '**Crowd SAFE Offering**' for more information.

October 2018 SAFE Offering
Beginning on October 21, 2018 and ending on October 22, 2018, the Company issued two Simple Agreements for Future Equity ("**SAFE Agreements**" or "**SAFEs**") to LSS Fund I, LLC (the "**LSS SAFE**") and Metis Growth Ventures LLC (the "**Metis SAFE**"), in exchange for cash investments in the amount of $50,000 and $250,000 respectively, each pursuant to Section 4(a)(2) of the Securities Act. The proceeds of the October 2018 SAFE Offering have been and will be used for product development, team and marketing efforts, in proportions determined at the Company's management's discretion.

The SAFE agreements entitle the holder to convert the SAFEs into a preferred series of the Company's capital stock upon a qualified equity financing in which the Company issues and sells a preferred series of stock in the Company at a fixed pre-money valuation. Both of the SAFEs provide for a Valuation Cap of $5,000,000. The LSS SAFE provides for a Discount Rate of 80%, and the Metis SAFE provides for a Discount Rate of 70%. The number of securities issued upon such conversion will equal the purchase amount of the SAFE divided by the Conversion Price. The "**Conversion Price**" means: (1) the price per share equal to the Valuation Cap divided by the Company's fully-diluted capitalization (assuming the exercise or conversion of all outstanding vested and unvested options and other convertible securities, but not included these SAFEs); or (2) the price per share of the securities sold in the qualified equity financing multiplied by the discount rate.

If there is a liquidity event before the expiration or termination of the SAFEs, the holder will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Existent Preferred Securities equal to the Purchase Amount divided by the Liquidity Price. "**Existent Preferred Securities**" mean the most senior preferred securities of the Company then authorized, together with any and all rights and privileges enjoyed by similarly- situated holders thereof under any applicable transactional, investment or governance documents. "**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization. In the case of the Metis SAFE, if no Existent Preferred Securities are outstanding immediately prior to a liquidity event, the Investor may elect to receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the SAFE purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. A "**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Under the SAFEs, at any time after the second (2nd) anniversary of the date of the SAFE, but before the expiration and termination of the SAFE, the holder shall have the right, but not the obligation, to receive from the Company a number of shares of Existent Preferred Securities equal to the Purchase Amount divided by the Liquidity Price (an "*Optional Exercise*").

Currently, the LSS SAFE and Metis SAFE have not been converted and remain outstanding.

The conversion of the SAFEs may limit, dilute or qualify the Crowd SAFEs or conversion securities issued in this Offering as a result of certain purchase rights granted to its holders.

The Angel SAFE
In June 2018, the Company received a commitment for a single investment in the amount of $150,000.00 (the "*Purchase Amount*") from a single angel investor. The closing of such investment remains pending. This offering is made in reliance on Section 4(a)(2) of the Securities Act. The proceeds of this offering are intended to be allocated for product development and hiring sales team.

The Angel SAFE provides a valuation cap of $5,000,000.00 the "*Valuation Cap*" and a discount rate of 80% (the "*Discount Rate*"). Pursuant to the terms of the Angel SAFE, the securities will convert under the same terms as the LSS SAFE. See '*October 2018 SAFE Offering*' for more details.

Crowd SAFE Offering
On April 1, 2019, the Company closed its Regulation Crowdfunding offering through the intermediary OpenDeal Inc. dba "Republic." In this offering of securities pursuant to Regulation Crowdfunding, Section 4(a)(6) of the Securities Act of 1933, as amended, the Company issued "*Crowd SAFE*" (Simple Agreement for Future Equity) Units for $1.00 per Unit (where "*Purchase Price*" means $1.00 times the number of Crowd SAFE Units purchased). The Company raised an aggregate of $104,818 from 224 investors in this offering. The proceeds of this offering were allocated for general working capital, attorney fees, accountant and auditor fees, marketing and intermediary fees.

Pursuant to the terms of the Crowd SAFEs, the securities will convert in the following circumstances:

Upon each future equity financing of greater than $1,000,000.00 (an "*Equity Financing*"), the Crowd SAFE Units are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Crowd SAFE Units in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Crowd SAFE Units upon the first Equity Financing following the issuance of the securities, the holder will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Crowd SAFE Units (the "*Purchase Amount*") by:

(a) the quotient of $5,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Crowd SAFE Units (collectively, *"SAFEs"*), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "***First Financing Price***" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the securities upon the first Equity Financing following the issuance of the securities.

Conversion After the First Equity Financing

If the Company elects to convert the Crowd SAFE Units upon an Equity Financing after the first Equity Financing following the issuance of the securities, the Crowd SAFE Unit holder will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("***IPO***") or Change of Control (see below) (either of these events, a "***Liquidity Event***") of the Company prior to any Equity Financing, the Crowd SAFE Unit holder will receive, at the option of the holder, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other SAFEs (collectively, the "***Cash-Out Investors***") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"***Change of Control***" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Crowd SAFE holder will receive, at the option of the Crowd SAFE holder, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Not Currently Equity Interests

The Crowd SAFE Units sold under Regulation CF are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Dissolution

If there is a Dissolution Event (see below) before the Crowd SAFE Units terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the holders, all holders of other SAFEs (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of Common Stock.

A "***Dissolution Event***" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Crowd SAFE Units terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Crowd SAFE Units have no voting rights at present or when converted. The Company does not have any voting agreement in place. The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

Crowd SAFE Units do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Crowd SAFE Unit holder may eventually have in the Company.

"***Member of the family***" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Restrictions on Transfer

The Crowd SAFE Units sold pursuant to Regulation CF may not be transferred by any holder of such Crowd SAFE Units during the one-year holding period beginning when the Crowd SAFE Units were issued, unless such Crowd SAFE Units were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Crowd SAFE Unit holder or the equivalent, to a trust controlled by the Crowd SAFE Unit holder, to a trust created for the benefit of a family member of the Crowd SAFE Unit holder or the equivalent, or in connection with the death or divorce of the Crowd SAFE Unit holder or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

In addition to the foregoing restrictions, prior to making any transfer of the Crowd SAFE Units or any securities into which they are convertible, such transferring holder must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of Counsel stating that a registration is not necessary to effect such transfer.

In addition, the Crowd SAFE Unit holder may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Crowd SAFE Units.
- The Crowd SAFE Units do not have a stated return or liquidation preference.

Debt
The Company does not have any outstanding debt.

Ownership
A majority of VisuWall is owned by a few individuals and entities. Those people are: Kobi Wu and VI Founders LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Kobi Wu	70.27%
VI Founders LLC	21.62%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We generate substantially all of our revenue from media sales and performing analytic services.

The Company expects to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $300,876.87 and $40,565.00 for the years ended December 31, 2018 and 2017, respectively. For the year ended 2017, the Company generated $44,283.00 in gross losses, resulting in a net losses of $3,718.00. For the year ended 2018, the Company generated $48,559.34 in gross profits, resulting in a net loss of $253,275.11.

Total Professional Fees
The Company expenses the cost of its professional fees as incurred and aggregated $46,555.12 for the year ended December 31, 2018.

Advertising
The Company expenses the cost of advertising as incurred and aggregated $13,687.26 for the year ended December 31, 2018.

Liquidity and Capital Resources
We currently have $169,000.00 in cash on hand. The Company currently has an average burn rate of approximately $37,618.00 per month.

The Company has additional sources of capital other than the proceeds from the Crowd SAFE Offering. Please refer to the Section '*CAPITALIZATION AND OWNERSHIP*' above for more information.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
On April 1, 2019, the Company closed its first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to Comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Kobi Wu, certify that the financial statements of VisuWall Technologies Inc. included in this Form are true complete in all material respects.

/s/Kobi Wu
(Signature)

Kobi Wu
(Name)

Director & Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Kobi Wu
(Signature)

Kobi Wu
(Name)

Director & Chief Executive Officer
(Title)

May 1, 2019
(Date)

EXHIBIT A
Financial Statements

VisuWall Technologies Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	0.00
Payroll Holding	0.00
TOTAL BUS CHK (5156)	248,839.48
VisuWall Operating -8893	49.83
Total Bank Accounts	**$248,889.31**
Accounts Receivable	
Accounts Receivable (A/R)	106,709.50
Total Accounts Receivable	**$106,709.50**
Other Current Assets	
Prepaid Expenses	1,724.07
Total Other Current Assets	**$1,724.07**
Total Current Assets	**$357,322.88**
Other Assets	
Shareholder Receivable	6,809.74
Total Other Assets	**$6,809.74**
TOTAL ASSETS	**$364,132.62**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	67,126.85
Total Accounts Payable	**$67,126.85**
Other Current Liabilities	
Deferred Revenue	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$67,126.85**
Total Liabilities	**$67,126.85**
Equity	
Owner's Equity	0.00
Owner's Pay & Personal Expenses	280.88
Retained Earnings	
SAFE	550,000.00
Net Income	-253,275.11
Total Equity	**$297,005.77**
TOTAL LIABILITIES AND EQUITY	**$364,132.62**

VisuWall Technologies Inc.

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Sales	173,659.50
Total Income	**$173,659.50**
Cost of Goods Sold	
Cost of Goods Sold	125,100.16
Total Cost of Goods Sold	**$125,100.16**
GROSS PROFIT	**$48,559.34**
Expenses	
Advertising & Marketing	12,237.26
Events	1,450.00
Total Advertising & Marketing	**13,687.26**
Legal & Professional Services	
Accounting	6,078.40
Legal	30,844.17
Market Research	4,582.55
Other	3,500.00
Site Visit	1,550.00
Total Legal & Professional Services	**46,555.12**
Meals & Entertainment	
Entertainment	905.82
Meals	4,303.72
Total Meals & Entertainment	**5,209.54**
Office Supplies & Software	
Insurance	2,413.74
Office Expense	1,621.96
Rent & Lease	1,360.95
Software	4,013.98
Utilities	1,067.37
Total Office Supplies & Software	**10,478.00**
Reimbursable Expenses	43.96
Research & Development	115,851.06
Web Design Software	4,639.69
Total Research & Development	**120,490.75**
Salaries & Wages - admin	56,963.11
Contractors	12,035.60
Contractor - Media	7,500.00
Contractor - Ops/Tech	2,500.00
Contractor - Real Estate	2,500.00
Total Contractors	**24,535.60**
Intern Pay	6,643.90
Payroll Taxes	5,670.14
Total Salaries & Wages - admin	**93,812.75**

	TOTAL
Travel	208.78
Airfare	4,098.48
Hotel and Lodging	1,725.90
Transportation	4,566.33
Total Travel	**10,599.49**
Total Expenses	**$300,876.87**
NET OPERATING INCOME	**$ -252,317.53**
Other Expenses	
Ask My Accountant	0.00
Bank Charges & Fees	957.58
Total Other Expenses	**$957.58**
NET OTHER INCOME	**$ -957.58**
NET INCOME	**$ -253,275.11**

VisuWall Technologies Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-253,275.11
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-106,709.50
Prepaid Expenses	-1,724.07
Shareholder Receivable	-6,809.74
Accounts Payable (A/P)	67,126.85
Deferred Revenue	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-48,116.46**
Net cash provided by operating activities	**$ -301,391.57**
FINANCING ACTIVITIES	
Owner's Equity	0.00
Owner's Pay & Personal Expenses	280.88
SAFE	550,000.00
Net cash provided by financing activities	**$550,280.88**
NET CASH INCREASE FOR PERIOD	**$248,889.31**
CASH AT END OF PERIOD	**$248,889.31**

VISUWALL TECHNOLOGIES INC.

(f/k/a Visuwall Technologies LLC)

Unaudited Financial Statements for the Years Ended

December 31, 2017 and 2016

VISUWALL TECHNOLOGIES INC.

BALANCE SHEET

As of December 31, 2017 and 2016

See accompanying Accountant Review Report and Notes to the Financial Statements

(Unaudited)

ASSETS	**2017**	**2016**
Current Assets:		
Cash and cash equivalents	$ 1,941	$ 0
Total Current Assets	1,941	0
TOTAL ASSETS	$ 1,941	$ 0
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accrued expenses	$ 4,215	$ 4,793
Advances from founder	3,508	4,707
TOTAL CURRENT LIABILITIES	7,723	9,500
Members' Capital:		
Members' Capital	2,000	2,000
Accumulated deficit	(7,782)	(11,500)
Total Members' Capital	(5,782)	(9,500)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,941	$ 0

VISUWALL TECHNOLOGIES INC.
STATEMENT OF OPERATIONS
For the Fiscal Years Ended December 31, 2017 and 2016
See accompanying Accountant Review Report and Notes to the Financial Statements
(Unaudited)

	2017	**2016**
Revenue	$ 202,664	$ 0
Cost of revenue	158,381	0
Gross profit (loss)	44,283	0
Operating Expenses:		
Operating expenses	40,565	1,747
Total operating expenses	40,565	1,747
Pretax income (loss)	$ 3,718	$ (1,747)

VISUWALL TECHNOLOGIES INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Fiscal Years Ended December 31, 2017 and 2016
See accompanying Accountant Review Report and Notes to the Financial Statements
(Unaudited)

	Members' Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2016	$ 2,000	$ (9,753)	$ (7,753)
Net Income (Loss)	0	(1,747)	(1,747)
Balance as of December 31, 2016	2,000	(11,500)	(9,500)
Net Income (Loss)	0	3,718	3,718
Balance as of December 31, 2017	$ 2,000	$ (7,782)	$ (5,782)

VISUWALL TECHNOLOGIES INC.
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2017 and 2016
See accompanying Accountant Review Report and Notes to the Financial Statements
(Unaudited)

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss)	$ 3,718	$ (1,747)
Depreciation expense	0	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accrued expenses	(578)	(492)
Net Cash Used In Operating Activities	3,140	(2,239)
Cash Flows From Financing Activities		
Advances from founder	(1,199)	2,239
Net Cash Used In Financing Activities	(1,199)	2,239
Net Change In Cash and Cash Equivalents	1,941	0
Cash and Cash Equivalents at Beginning of Period	0	0
Cash and Cash Equivalents at End of Period	$ 1,941	$ 0
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0